UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INSPERITY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

45778Q107

(CUSIP Number of Class of Securities)

Daniel D. Herink

Senior Vice President, Legal, General Counsel and Secretary

Insperity, Inc.

19001 Crescent Springs Drive

Kingwood, Texas 77339-3802

(281) 358-8986

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1796

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$143,163,480	$14,416.56

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the assumed purchase of 3,013,968 shares of common stock at the tender offer purchase price of $47.50 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,587.50	Filing Party: Insperity, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: December 8, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Insperity, Inc., a Delaware corporation (“Insperity” or the “Company”), on December 8, 2015 (the “Schedule TO”), in connection with the Company’s offer to purchase, for not more than $125 million in cash, shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $43.50 nor greater than $50.00 per Share or (ii) purchase price tenders, in either case, upon the terms and subject to the conditions described in the Offer to Purchase, dated December 8, 2015 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“The Tender Offer expired at 5:00 p.m., New York City time, on Thursday, January 7, 2016. Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the Tender Offer, an aggregate of approximately 3.01 million Shares were validly tendered and not validly withdrawn at or below the purchase price of $47.50 per Share, including approximately 1.81 million Shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the Tender Offer and based on the preliminary count by the depositary, Insperity expects to purchase approximately 3.01 million Shares at a purchase price of $47.50 per Share, for an aggregate purchase price of approximately $143.2 million, excluding fees and expenses related to the Tender Offer. Included within the Shares expected to be accepted for purchase are approximately 382,000 Shares that Insperity elected to purchase pursuant to its right to increase the size of the Tender Offer by up to 2.0% of Insperity’s outstanding Shares. The Shares expected to be purchased represent approximately 12.4% of the Shares issued and outstanding as of January 6, 2016.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On January 8, 2016, Insperity issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., New York City time, on January 7, 2016. A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)	Press release announcing the preliminary results of the Tender Offer, dated January 8, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSPERITY, INC.

Date: January 8, 2016	By:	/s/ Daniel D. Herink
Daniel D. Herink
Senior Vice President of Legal, General Counsel and Secretary

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